

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

> **Re:** **Del Global Technologies Corporation**
> **Amendment to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2010**
> **File No. 000-03319**

Dear Mr. Quicke:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1 Amendment to the Company's Certificate, page 7

1.   We note your response to prior comment 2 and your disclosure on page 7 that the increase in the number of authorized shares of common stock is necessary to complete the contemplated rights offering. We also note that the registration statement to register the rights offering filed June 18, 2010 indicates that the rights will be distributed and exercisable on July 12, 2010, prior to the shareholder meeting currently scheduled for July 27, 2010 to consider increasing the number of authorized shares. Please reconcile.

Proposal No. 2, page 10

2.   In your response to prior comment 4, you state that the reverse/forward stock split will not constitute a going private transaction. Please also confirm, if true, that the reverse/forward stock split is not a part of a series of transactions which has either a

reasonable likelihood or a purpose of producing, either directly or indirectly, a going private effect as described in Rule 13e-3 of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Special Counsel

cc (fax):   Steven Wolosky
                 Jeffrey S. Spindler
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP